July 9, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Kevin L. Vaughn

RE:	Novadaq Technologies Inc.
Form 40-F for the Fiscal Year Ended December 31, 2013
Filed March 28, 2014
Form 6-K
Filed February 6, 2014
File No. 1-35446

Ladies and Gentlemen:

On behalf of Novadaq Technologies Inc. (the “Company”), the undersigned hereby responds to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 30, 2014 from Mr. Kevin L. Vaughn to Mr. Arun Menawat regarding the Company’s Form 40-F for the fiscal year ended December 31, 2013, filed March 28, 2014 (the “Form 40-F”) and the Form 6-K, filed on February 6, 2014 (the “Form 6-K”). For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response.

Form 40-F for the Fiscal Year Ended December 31, 2013

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor

1.  Please revise your management’s report on internal control over financial reporting to include the following:

•	a statement of management’s responsibility for establishing and maintaining adequate internal control over financial reporting for the registrant and

•	a statement identifying the framework used by management to evaluate the effectiveness of the registrant’s internal control over financial reporting.

United States Securities and Exchange Commission

July 9, 2014

Refer to the guidance in General Instruction B.6(c) of Form 40-F. Please also revise the December 31, 2013 management’s report on internal control over financial reporting included in Exhibit 99.2 of this filing and included in Exhibit 99.2 of your Form 6-K filed on February 6, 2014 to comply with our comment.

Response:

The Company acknowledges and accepts the Staff’s comment and proposes to amend the first paragraph of the section titled “Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor” in the Form 40-F to read as set forth below (new language is reflected in bold underline).

“Management is responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial reports for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. As required by National Instrument 52-109 (Certification of Disclosure in Issuers’ Annual and Interim Filings), the Chief Executive Officer and the Chief Financial Officer have caused the effectiveness of the internal controls over financial reporting to be evaluated using the framework established in ‘Internal Control —Integrated Framework (COSO Framework)’ published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO), 1992. The Chief Executive Officer and the Chief Financial Officer of the Company have designed such internal control over financial reporting, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, rules of the Securities Act (Ontario) and the Canadian Securities Authority as at December 31, 2013.”

The Company supplementally informs the Staff that the additional language is not required to be included in the Company’s “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as a matter of applicable Canadian securities laws. As a result, the Company proposes not to amend such sections of Exhibits 99.2 to the Form 40-F or the Form 6-K to include such additional language as such Exhibits are not specifically incorporated into the “Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Auditor” in the Form 40-F and the proposed revisions to the Form 40-F alone are sufficient to technically comply with General Instruction B.6(c) of Form 40-F.

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United States Securities and Exchange Commission

July 9, 2014

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions, please feel free to contact the undersigned at 905.629.3822 ext. 226. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Stephen Purcell
Stephen Purcell

cc:	Arun Menawat, Chief Executive Officer, Novadaq Technologies Inc.
Derrick Guo, General Counsel, Novadaq Technologies Inc.
David S. Rosenthal, Esq., Dechert LLP
Laura Price, KPMG LLP